SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          BEAUTICONTROL COSMETICS, INC.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.10
                         ------------------------------
                         (Title of Class of Securities)


                                  074655101000
                             ---------------------
                                 (CUSIP Number)

                              Steven Smathers, Esq.
                              3131 McKinney Avenue
                                    Suite 200
                               Dallas, Texas 75204
                                 (214) 871-3320
                     --------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


         August 3, 1998 (and certain earlier events referred to herein)
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.

CUSIP No.   074655101000

1.   Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Persons:
     Jim Sowell Construction Co., Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds          WC/00

5.   Check box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [ ]

6.   Citizenship or Place of Organization         Texas


                                    7.  Sole Voting Power                355,633
         Number of Shares
         Beneficially Owned         8.  Shared Voting Power                    0

                                    9.  Sole Dispositive Power         1,555,633

                                   10. Shared Dispositive Power                0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,555,633

12.  Check if the  Aggregate  Amount  in Row 11  Excludes  Certain  Shares  (See
     Instructions)   [ ]

13.  Percent of Class Represented by Amount in Row 11.            21.5%*

14.  Type of Reporting Person:                                    CO

* Based on 6,020,198 shares outstanding as of April 3, 1998 as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ending May 31, 1998, plus 1,200,000 shares of Common Stock issued pursuant to a Stock Purchase Agreement, dated as of July 31, 1998 by and between the Reporting Person, the Issuer and others, as described in this Amendment No. 1.

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

Item 1.   Security and Issuer
-----------------------------

          No material changes.


Item 2.   Identity and Background
---------------------------------

          No material changes.


Item 3.   Source and Amount of Funds or Other Consideration
-----------------------------------------------------------

     The net investment cost (including commissions, if any) of the shares of common stock, par value $0.10 per share (the "Common Stock"), purchased by the Reporting Person since the date of the Schedule 13D (as defined below) is $10,087,339.13. Of this amount, the $9,912,000 used to purchase the shares came from the Reporting Person's cash on hand. The open market purchases were made through the Reporting Person's margin account maintained at Jeffries & Company, Inc., as described in the Schedule 13D.

Item 4.  Purpose of the Transaction
-----------------------------------

     This Schedule 13D is an amendment to a prior Schedule 13D (the " Schedule 13D") that was filed by Jim Sowell Construction Co., Inc. ("JESCO"). JESCO is sometimes referred to herein as the "Reporting Person." The Schedule 13D was filed to reflect JESCO's acquisition of 333,300 shares of common stock (the "Common Stock") of Beauticontrol Cosmetics, Inc. (the "Company"), which represented at that time approximately five and one-half percent (5.5%) of the issued and outstanding shares of Common Stock. This amendment is being filed to report, inter alia, the acquisition by the Reporting Person of 1,222,333 additional shares of Common Stock, including 1,200,000 shares of newly issued shares of Common Stock, as a result of which the Reporting Person now has beneficial ownership of approximately 21.5% of the Common Stock of the Company.

     Subsequent to the filing of the Schedule 13D, on July 28, 1998 the Reporting Person purchased 10,000 shares of Common Stock in open market purchases at the price of $8.13 per share. The Reporting Person acquired an additional 1,200,000 shares (the "Shares") of Common Stock pursuant to a Stock Purchase Agreement dated as of July 31, 1998 (the "Agreement") among the Company, the Reporting Person, Richard W. Heath ("Heath"), individually and as President of the Company, and Jinger Heath ("Mrs. Heath", together with Heath, the "Heaths") individually. The Agreement was executed on August 3, 1998, and the Reporting Person paid the consideration for the Shares on August 4, 1998. The aggregate purchase price of the Shares was $9,912,000 or $8.26 per Share. On August 4, 1998, the Reporting Person purchased 12,333 shares in open market purchases at a price of $7.625 per share.

     The terms of the Agreement provide that, in addition to the acquisition of the Shares, the Reporting Person has preemptive rights with regard to the Company obtaining financing through the cash sale of (i) any additional shares of capital stock of the Company; (ii) securities convertible into capital stock of the Company; or (iii) securities carrying the right to purchase additional shares of capital stock of the Company. If one of the above transactions takes place, the Reporting Person may participate in such a manner as to retain its current proportionate ownership in the Company, provided that such participation is on terms no less favorable to the Company than the terms of financing being obtained. Such preemptive rights will not have the effect of increasing the Reporting Person's percentage of beneficial ownership in the Company, and consequently, will have no effect on the relative voting power associated with the Shares.

     The Agreement also allows the Reporting Person to purchase additional shares (the "Additional Shares") up to the greater of (i) 391,000 shares of Common Stock or (ii) a number of shares of Common Stock such that the Reporting Person and its affiliates own no more than 26.75% of the then outstanding shares of Common Stock. The Reporting Person, however, may only acquire such Additional Shares from persons or entities other than the Company. Moreover, if the Reporting Person acquires any Additional Shares in blocks of 10,000 shares or more, the Reporting Person must notify the Company, which has the option to purchase 50% of such block of Additional Shares within 72 hours of the Company's receipt of notice from the Reporting Person. The 12,333 additional shares of Common Stock purchased on August 4 constitute Additional Shares and are, therefore, subject to this option. The Company did not exercise this option prior to the expiration of the 72 hour period. In addition, neither the Reporting Person nor its affiliates may acquire any other options, proxies or any other rights with respect to additional shares of Common Stock without the prior written consent of the Company and Heath.

     Pursuant to the Agreement, during the time in which the Reporting Person is the legal and beneficial owner of at least 1,200,000 shares of Common Stock of the Company, the Company and Heath have agreed to use their best efforts to cause Mr. James E. Sowell, Chief Executive Officer of the Reporting Person, to be elected to the Board of Directors (the "Board") of the Company.

     Moreover, the Reporting Person granted an irrevocable proxy (the "Proxy") as to the Shares, with Heath as proxy (except that, in the event of Heath's death or incapacity, Mrs. Heath shall serve as proxy.) The Proxy terminates (i) with respect to Shares sold by the Reporting Person or any of its affiliates to a third party that is not an affiliate of the Reporting Person or (ii) with respect to Shares held by the Reporting Person at such time as the Heaths are no longer employed by the Company or if the Heaths hold less than an aggregate of 20% of the then-outstanding shares of Common Stock. As a result of the foregoing, the Reporting Person's voting power at present is limited by the irrevocable proxy to only approximately 4.9% of the outstanding shares of Common Stock.

     Pursuant to the Agreement, as soon as practicable after the signing of the Agreement, the Company (at its expense) shall use its best efforts to cause the registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The registration will be on such appropriate registration form as may be selected by the Company and will permit the disposition of the Shares in accordance with the intended method of disposition furnished to the Company in writing by the Reporting Person. In addition, the Company (at its expense) will use its best efforts to cause the registration of the Shares in such states as may be reasonably requested by the Reporting Person. The Company has agreed to indemnify the Reporting Person against certain liabilities, including certain liabilities under the Securities Act. The Reporting Person has agreed to indemnify the Company, its directors, officers, agents, employees and each person who controls the Company (within the meaning of the Securities Exchange Act of 1934, as amended) against certain liabilities, including certain liabilities under the Securities Act.

     The Agreement grants the Reporting Person co-sale rights with respect to a proposed transfer of shares of Common Stock by the Heaths such that as a result of such a transfer, the Heaths would own a percentage of the then-outstanding shares of Common Stock less than (i) 26.75%, or (ii) if the percentage of shares of Common Stock owned by the Reporting Person is less than 26.75%, less than that percentage owned by the Reporting Person. In such an event, the number of Shares to be included in the transfer by the Reporting Person shall be determined by multiplying (x) the total number of such Shares that are held by the Reporting Person by (y) a fraction (A) the numerator of which is the number of shares to be transferred and (B) the denominator of which is the total number of shares of Common Stock owned by the Heaths. If the Reporting Person elects to exercise the right of co-sale, the amount of Shares to be transferred shall be sold to the proposed purchaser in lieu of a corresponding amount of shares proposed to be transferred by the Heaths. The co-sale right does not apply to certain permitted transfers within the Heath's family group, however, any subsequent transfers by a transferee of such shares is subject to the right of co-sale.

     At the present time the Reporting Person has no intent to acquire control of the Company. The Reporting Person presently owns 25.8% of the Company, however, as a result of the Proxy granted to the Heaths, the Reporting Person's voting power is presently limited to 5.9%. If the Chief Executive Officer of the Reporting Person is elected to the Board, the Chief Executive Officer will participate in Board deliberations and decisions concerning the operations and financial policies of the Company and its subsidiaries.

     Whether the Reporting Person purchases or otherwise acquires additional shares or disposes of shares of Common Stock, and the amount, method and timing of any such purchases or dispositions, will depend upon the Reporting Person's continuing assessment of pertinent factors, including, among other things: the availability of such shares for purchase or disposition at particular price levels or upon particular terms; the business and prospects of the Reporting Person and the Company; other business and investment opportunities available to the Reporting Person; economic conditions; money market and stock market conditions; the attitude and actions of other shareholders of the Company; the availability and nature of opportunities to dispose of Common Stock; the effect of the provisions of the Agreement (including, without limitation, the standstill provisions of the Agreement), and other plans and requirements of the Reporting Person on any acquisition or disposition. Depending upon its assessment of these factors from time to time, the Reporting Person may elect to acquire additional shares of Common Stock pursuant to the terms of the Agreement or to dispose of some or all of their shares of Common Stock.

     As a result of the Agreement, the Reporting Person, together with the Heaths, may constitute a "group," as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended. However, pursuant to Rule 13d-4 the Reporting Person disclaims membership in such group.

     Other than as mentioned above, the Reporting Person does not have any present plans or proposals that relate to or would result in the occurrence of any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a)  Number and Percentage of Securities Owned:
               -----------------------------------------

                    (i) The  aggregate  number of shares of Common  Stock  owned beneficially and of record by the Reporting Person is 1,555,633 shares of Common Stock, amounting to approximately 21.5% of the Common Stock outstanding, based on 6,020,198 shares outstanding as of August 3, 1998 as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ending May 31, 1998, plus 1,200,000 shares of Common Stock issued pursuant to the Agreement.

          (b)  Type of Ownership:
               -----------------

               The Reporting Person is deemed to have the sole power to vote or to direct the voting of and the sole power to dispose or to direct the disposition of 353,333 shares of Common Stock, and sole power to dispose or direct the disposition of 1,200,000 shares of Common Stock indicated in item 5(a)(i).

          (c)  Transactions in Securities:
               --------------------------

               Except as disclosed herein, there have been no transactions in the securities of the Company by the Reporting Person since the
          Schedule 13D.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

     Other than as described previously in this Schedule 13D, including, without limitation, Items 3 and 4 hereof, the Reporting Person has no contracts, arrangements or understandings with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit           1.       Stock Purchase Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 13, 1998                          JIM SOWELL CONSTRUCTION CO.


                                                  By:   /s/ Keith Martin
                                                        ------------------------
                                                        Keith Martin
                                                        Executive Vice President